March 2021

RE:	Please Vote Against Say-on-Pay (Item 3) and FOR Shareholder Proposal on Pro-Rata Vesting (Item 7) at Marathon Petroleum Corp. (NYSE: MPC) on April 28, 2021

Dear Fellow Marathon Petroleum Shareholder:

We urge you to join us in voting against the advisory vote to Approve Executive Compensation (‘Say-on-Pay’) and in favor of our shareholder proposal to adopt pro-rata vesting of equity awards in the event of a change in control at Marathon’s shareholder meeting on April 28, 2021. Having previously lavished more than $36 million on former Andeavor CEO Gregory Goff over his 15- month tenure ending in December 2019,1 Marathon continues to provide outsized and entirely unnecessary exit packages for top executives. Curbing these practices demand investors send a strong message to the board by opposing Item 3 and supporting Item 7.

Specifically, we note the following:

•	Outgoing CEO Gary Heminger received a $6 million restricted stock upon retirement;
•	Executive Vice President Raymond Brooks and General Counsel Suzanne Gagle are eligible to receive pension enhancements of $9.4 million and $18.4 million, respectively in the event of a change in control; and,
•	The company provides for the accelerated vesting of equity awards, including performance-based awards, in the event of a change in control and qualifying termination, and even in the event of retirement.

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1 Goff, former CEO of Andeavor, also received exit pay totaling nearly $53 million upon his retirement, while continuing to vest in awards granted during his brief tenure at Marathon.

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

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Such payouts appear particularly profligate given the drastic steps the company is taking to lower its cost structure,2 improve profitability, and, even more so in light of Marathon’s claiming of a “$411 million windfall” under the CARES Act tax provision.”3 What is more, with locked-out Marathon refinery workers raising the alarm over the impact cost cutting is having on operational safety, these compensation arrangements suggest a very unbalanced approach to human capital management.4

The Teamsters and its affiliated pension and benefit funds have more than a $100 billion invested in the capital markets and have substantial holdings in Marathon.

Former CEO Heminger’s Exorbitant Retirement Package

It is not unusual to see long-tenured CEOs retire with relatively large retirement benefits, although Heminger’s includes a $35.1 million pension benefit, a $12.9 million defined contribution account,5 and accelerated equity,6 is sizable even by CEO standards. A far less common practice, however, is Marathon’s payment of a $6 million restricted stock award to Heminger the day before he stepped down as chair (April, 29, 2020), and a full six weeks after he resigned as CEO role.

After notifying the board in late 2019 of his intention to retire in early 2020, Heminger did not participate in the company’s typical annual 2020 LTI award program -- a decision we fully support given that there is little retention or incentive benefit from making an award (and as it was, he served for a little more than 10 weeks as CEO in fiscal 2020). However, the Compensation Committee subsequently awarded Heminger $6 million in restricted stock - purportedly to secure “enhanced non-competition, non-solicitation and cooperation covenants and in recognition of his leadership role in advancing the separation of [the] Speedway business.”

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2 https://www.reuters.com/article/us-marathon-ptrlum-layoffs/top-u-s-oil-refiner-marathon-petroleum-to-lay-off-12-of-workforce-idUSKBN26L3QR

3 https://www.whitehouse.senate.gov/imo/media/doc/2020-06-29%20Marathon.pdf

4 https://teamster.org/wp-content/uploads/2021/02/Matt-Foss-Letter.pdf

5 The deferred compensation account appears to have been extensively funded by the company. This includes $660,000 paid in fiscal 2020 despite Heminger’s abbreviated employment for the year, and for which the executive made no contribution.

6 According to the 2020 proxy statement, if Heminger had retired at the end of fiscal 2019, he would have vested in equity, including performance-based awards, worth $23.4 million.

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

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We recognize that companies, in providing discretionary departure awards, often state the desire to secure enhanced non-compete protections; however, having awarded Heminger nearly $100 million in compensation over the prior five years, the Compensation Committee presumably had ample opportunity to work enhanced non-compete provisions into the terms of his regular compensation arrangements, if it considered them necessary. Instead, the granting of the award either reflects poor (and costly) planning by the Compensation Committee or an outright corporate giveaway; whichever, the decision-making behind the award is difficult to support.

Egregious Pension Enhancements

CEO Heminger is not the only beneficiary of excessive departure payout opportunities. Two executives, General Counsel Gagle and Executive Vice President Refining Brooks - newly disclosed as NEOs – enjoy astonishingly high pension enhancements in the event of a change in control and qualifying termination. Brooks, who has an $800,000 base salary, is eligible to receive an $18.4 million boost to his pension under such a scenario, while Gagle would see an additional $9.4 million in pension benefits. We understand that these may be legacy arrangements (though it is unclear), but having not been previously disclosed, they nonetheless appear egregious and troubling for investors.

Overly Generous Equity Vesting in the Event of a Change in Control and Qualifying Termination

In addition to recommending a vote against Say-on-Pay, we are also urging a vote for Item 7, which seeks to rein in the vesting of unearned equity following a change in control. Accelerating the vesting of equity, including performance share awards, even under a double-trigger scenario, is starkly at odds with a pay-for-performance approach. The adoption of a pro-rata vesting approach, we believe, offers far better alignment with, and value for, shareholders.

After reviewing the company’s peers, we see that the policy we recommend is not uncommon in the market in which the company competes for talent. In addition, our suggested policy is increasingly recognized as a best practice among U.S. corporations. Moreover, given the concerns we have raised about the board’s judgment in structuring recent exit packages, it is not clear that the board has a clear-eyed approach to ensuring that its compensation is not only competitive but also represents good value at a reasonable price for shareholders. Providing unearned awards to executives in the event of a change of control just adds to concerns about the board’s judgement and strategy already heightened by the fact that Goff received nearly substantial compensation and payouts following the acquisition of Andeavor; the discretionary payout to Heminger; and the new disclosures regarding lucrative pension enhancements to several executives.

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

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Skewed Human Capital Management Priorities Putting Reputation, Value, Safety at Risk

Recent pay decisions at Marathon suggest not only a lack of self-awareness, given the $411 million benefit the company took under the CARES Act, but more ominously an imbalance in the company’s human capital management priorities.7 Currently, nearly 200 Teamster represented workers from Marathon’s St. Paul Park, Minnesota, are locked out of their refinery jobs. The lockout has not only created extraordinary financial hardship for longtime employees who risked their health operating the refinery throughout the pandemic; it has introduced unnecessary operational, reputational and political risk. Critically, Minnesota politicians, including Governor Tim Walz, have also urged an end to the lockout given the operational risks involved.8

From a human capital management perspective, it is both baffling and alarming that a board would sanction entirely unnecessary exit packages for top executives on their way out the door while overseeing management’s own highly aggressive labor relations strategy -- which has experienced, frontline workers locked out of their jobs.

For more information, please contact Michael Pryce-Jones, Teamsters Capital Strategies at: mpryce-jones@teamster.org or by telephone at: 202-769-8842.

Sincerely,

Ken Hall

General Secretary-Treasurer

KH/cz

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7 In addition to the controversy over the lockout, the company, in September 2020, also announced plans to cut 12 percent of its workforce.

8 https://www.reuters.com/article/us-refinery-operations-marathon-treasure/state-treasurers-pressure-marathon-to-end-lockout-at-minnesota-refinery-idUSKCN2AU2SD

This is NOT a solicitation to vote your proxies.  Please DO NOT send us your proxy as it will not be voted.

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